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                                                                   Exhibit 99.17

      NETWORK ASSOCIATES, INC. EXTENDS EXCHANGE OFFER FOR MCAFEE.COM SHARES
                        OFFER REMAINS AT 0.90 OF A SHARE

         Santa Clara, Calif. July 31, 2002. Network Associates, Inc. (NYSE: NET) announced today that it has extended its exchange offer of 0.90 of a share of Network Associates common stock in a tax-free exchange for each outstanding share of McAfee.com Corporation Class A common stock (NASDAQ: MCAF) until midnight, Eastern Time, on August 13, 2002, unless further extended. The exchange offer was previously scheduled to expire at midnight, Eastern Time, on July 30, 2002.

         The exchange offer is being made directly to the McAfee.com stockholders and is conditioned on the tender of a sufficient number of McAfee.com Class A shares such that, after the offer is completed, Network Associates would own at least 90% of all outstanding shares of McAfee.com common stock, as well as other customary conditions. While this condition may be waived, in no event will Network Associates exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares owned by Network Associates, are tendered in the offer. Other terms and conditions of the exchange offer remain unchanged including, among other things, McAfee.com not having adopted any structural defense such as the adoption of a shareholder rights plan.

         As of the close of business on July 30, 2002, based on information received from the exchange agent, approximately 440,000 shares of McAfee.com Class A common stock had been validly tendered into the offer, which, together with the 36,000,000 shares already beneficially owned by Network Associates, represents approximately 76 percent of McAfee.com outstanding common stock (based upon 48,016,198 shares outstanding as of June 30, 2002). The shares tendered represent approximately 4 percent of the outstanding McAfee.com
Class A common stock.

Additional Information and Where To Find It

         In connection with the proposed transaction, Network Associates filed an exchange offer prospectus, as supplemented, and related materials with the Securities and Exchange Commission (SEC). Network Associates filed a third prospectus supplement on July 30, 2002, and intends to file with the SEC an additional supplement to the exchange offer prospectus that will include information about the extension of the offer. MCAFEE.COM SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. McAfee.com security holders may obtain a free copy of the exchange offer prospectus, as supplemented, and any additional prospectus supplement (when available) and other documents filed by Network Associates and McAfee.com with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as supplemented, as well as Network Associates' related filings made with the SEC, may also be obtained from Network Associates by directing a request to Network Associates' Investor Relations
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Department at: 3965 Freedom Circle, Santa Clara, CA 95054, or by contacting D.F.
King & Co. Inc., information agent for the offer, at 800-549-6746.

About Network Associates, Inc.

         With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates is comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.


         NOTE: Network Associates, McAfee, Sniffer and Magic Solutions are registered trademarks of Network Associates, Inc. and/or its affiliates in the United States and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.

CONTACT:      Jennifer Keavney / 408-346-3607
              Gwyn Lauber / 408-346-5358
              Network Associates, Inc.